SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

November 4, 2022

Via Edgar

Cara Wirth/Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SunCar Technology Group Inc.

Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted on October 11, 2022 CIK No. 0001936804

Dear Ms. Wirth and Mr. Field:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 26, 2022 with respect to the Amendment No. 2 to Draft Registration Statement on Form F-4 (the “DRS”) submitted with the SEC on October 11, 2022 by SunCar Technology Group Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references in the responses refer to the relevant revisions in the Amendment No.3 to the Draft Registration Statement on Form F-4 (the “DRS/A”) submitted to the SEC concurrently with the submission of this letter.

Each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Amendment No. 2 to Draft Registration Statement on Form F-4

Cover Page

1. We note your response to comment 1 and we reissue. Your corporate structure as a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China involves unique risks to investors. Please revise to acknowledge this risk.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to acknowledge this risk explicitly on the cover page of the DRS/A.

Regulatory Approvals, page 20

2. We note your amended disclosure in response to comment 6. Please revise to discuss more fully the permissions and approvals required to operate your business. In this regard, we note your statement that “as advised by our PRC counsel, our PRC Operating Entities have obtained all permissions and approvals required for our operations under the relevant PRC laws and regulations in the PRC.” Please revise to state whether this statement applies to the holding company as well. Finally, we note that you deleted the following statement “[a]s of the date of this prospectus, we are not denied any permissions or approvals that we and our subsidiaries are required to obtain from Chinese authorities to operate our business.” Please revise to state affirmatively whether any permissions or approvals have been denied to you or your PRC Operating Entities.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 20-21 of the DRS/A. The Company has removed the phrasing “insurance agency business permits” because such permits are now defunct and instead take the form of “insurance intermediary licenses”.

Risk Factors

“The approval of the China Securities Regulatory Commission may be required ... ”, page 55

3. We note your response to comment 10. However it does not appear that you have revised the risk factors regarding CSRC and CAC oversight to explicitly state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC, or any other governmental agency that is required to approve your operations, and to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you conclude no permissions or approvals are required or are applicable, please discuss the basis for these conclusions and disclose whether an opinion of counsel was obtained.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 52 – 53 of the DRS/A. Specifically, the Company relocated the Risk Factors related to CSRC and CAC approvals as well as a risk factor regarding M&A Rules and put them together to provide better clarity and organization.

Material U.S. Federal Income Tax Consequences, page 87

4. We note your response to comment 15. Please revise to remove all language stating that the information in this section is a “general discussion” and “summary” or that “it should not be construed as tax advice.” With respect to your statements regarding tax advisors, you may recommend that investors consult their own tax advisors or counsel, particularly with respect to the personal tax consequences of the investment, which may vary for investors in different tax situations; however, you may not advise that investors should consult their own tax advisors as to the consequences of the transactions. Please refer to Section III.D.1 of Staff Legal Bulletin 19.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the section titled Questions and Answers About the Business Combination and the Extraordinary General Meeting on page 12, the section titled Risk Factors Relating to PubCo on page 78 and the section titled Material U.S. Federal Income Tax Consequences on pages 86-94.

U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders, page 90

5. We note your response to comment 14 and reissue. Please revise this section to address the material federal income tax consequences to investors of the Acquisition Merger. We note that a description of the law does not satisfy the requirement to provide an opinion on the material federal income tax consequences of the transaction. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. In this regard, we note the phrase in the second paragraph “[i]f the Acquisition Merger qualifies as a ‘reorganization’ within the meaning of section 368 of the Code ... .” Company counsel should provide a “will,” “should,” or “more likely than not” opinion with respect to the material tax consequences of the transaction. Refer to Section III.C.4 of Staff Legal Bulletin No. 19. Please revise accordingly.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the section titled U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders on page 90.

Auto Services Group Limited Unaudited Financial Statements

Note 3. Discontinued Operations, page F-64

6. You disclose the transfer of the total equity of Shengda Group at a nominal consideration of RMB1 to an affiliate of Mr. Ye Zaichang due to the net liability position of Shengda Group as of the transfer date. However, it appears there was a RMB282 million ($42,000) payable owed to Shengda Group for the transfer of SUNCAR Online as disclosed in Note 11. Please clarify how you accounted for the related party payables due to Shengda Group that was previously eliminated upon consolidation in connection with the transfer of the equity of the Shengda Group. If it was not included in the transfer of the equity in the Shengda Group, please explain why.

COMPANY RESPONSE: In response to the Staff’s comment, the Company clarifies the background and corresponding accounting treatments of amount due to Shengda Group before and after its disposal in following points:

● Before the disposal of Shengda Group:

On December 3, 2021, Shengda Group conducted an internal organizational restructuring to facilitate the disposal plan of Shengda Group and transferred all of its equity interests of SUNCAR Online to Shanghai Feiyou, a subsidiary of SunCar, at the consideration of RMB282 million. Before the disposal of Shengda Group, the amount due to Shengda Group of RMB282 million was eliminated in the consolidated financial statements as an intercompany balance as of December 31, 2021.

See “Notes to consolidated financial statements for the years ended December 31, 2020 and 2021— Note 3 Discontinued Operations” on page F-41.

● After the disposal of Shengda Group:

On March 1, 2022, SunCar transferred the equity of Shengda Group at a nominal consideration of RMB1 to Jiachen Information Technology (Shanghai) Co., Ltd (“Jiachen Information”), an affiliate of Mr. Ye Zaichang, due to the net liability position of Shengda Group as of the transfer date. Shengda Group’s net liability position has already included the amount due from SunCar of RMB282 million, but due to the significant accumulated deficit, there was still a net deficit position of Shengda Group as of the transfer date. See “Risk Factors—General Risks Related to SunCar’s Business” for the disclosure of reasons for the under-performance of financial leasing business line of Shengda Group, including the reasons for ultimately discontinuing operations.

As a result of the disposal of Shengda Group, Shengda Group became the related party of SunCar, and the balance due to Shengda Group was not eliminated on the consolidated level but presented as amount due to a related party as of June 30, 2022.

Pursuant to the share purchase agreement with Jiachen Information to transfer the equity of Shengda Group, SunCar agreed to repay the debt owed to Shengda Group by full before June 1, 2023. See “Notes to consolidated financial statements for the years ended December 31, 2020 and 2021— Note 19 Subsequent Events” on page F-53.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at (212) 407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Yongsheng Liu
Yongsheng Liu
Sole Director

cc: Giovanni Caruso